

13030959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39729

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ACCESS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BUXTON FARM ROAD, SUITE 300
(No. and Street)

STAMFORD (City) CT (State) 06905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT B. FRISOLI (203)-322-3377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARKOUH, FURMAN & FACCIO, LLP
(Name – *if individual, state last, first, middle name*)

460 PARK AVENUE, 12TH FL (Address) NEW YORK (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 11 2013
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT B. FRISOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACCESS SECURITIES, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public Edrice Domond
My Commission Exp. 6/30/2.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCESS SECURITIES, LLC

REPORT ON FINANCIAL STATEMENTS
(Confidential Per Rule 17a-5(e) (3))

FOR THE YEAR ENDED
DECEMBER 31, 2012
(with supplementary information)

ACCESS SECURITIES, LLC

INDEX


Farkouh
Furman&Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Members of
Access Securities, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Access Securities, LLC (the "Company") as of December 31, 2012 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Access Securities, LLC as of December 31, 2012 and the results of its operations and changes in members' equity and its cash flow for the year then ended in accordance with accounting principles generally accepted in the United States of America.

460 Park Avenue New York, New York 10022

T 212.245.5900 F 212.586.3240 www.fffcpas.com

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I, II and III are presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Fulvio Friedman & Fain LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2013

ACCESS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

Cash	$ 79,820
Investments in securities, at fair value	485,621
Receivables from brokers and clearing organizations	1,848,292
Security deposits and other receivables	73,024
Leasehold improvements (net of accumulated amortization of $19,601)	28,155
Prepaid expenses and other assets	33,578
Total assets	$ 2,548,490

LIABILITIES AND MEMBERS' EQUITY

Investments in securities sold short, at fair value	$ 2,556
Accounts payable and accrued expenses	984,722
Total liabilities	987,278
Members' equity	1,561,212
Total liabilities and members' equity	$ 2,548,490

The notes to the financial statements are made a part hereof.

ACCESS SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR DECEMBER 31, 2012

REVENUES:	
Commissions	$ 14,782,886
Net trading gain	441,151
Other Income	882,568
Total revenues	16,106,605
EXPENSES:	
Compensation & Benefits	8,534,145
Data Service	2,101,902
Professional Fees	1,379,362
Clearance & Floor Brokerage	1,796,633
Occupancy	625,072
Office expenses	621,118
Interest & Dividends	165,728
Business Development	135,893
Regulatory	131,675
Other	91,108
Total expenses	15,582,636
NET INCOME	$ 523,969

The notes to the financial statements are made a part hereof.

ACCESS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR DECEMBER 31, 2012

Members' equity - January 1, 2012	$ 3,646,559
Net income	523,969
Members' withdrawals	(2,609,316)
Members' equity - December 31, 2012	$ 1,561,212

The notes to the financial statements are made a part hereof.

ACCESS SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR DECEMBER 31, 2012

Cash flows from operating activities:		
Net income		$ 523,969
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	$ 19,280	
Change in operating assets and liabilities:		
Investments in securities, at fair value	1,023,198	
Receivables from brokers and clearing organizations	1,046,059	
Security deposits and other receivables	781,722	
Prepaid expenses and other assets	241,020	
Investments in securities sold short, at fair value	(16,546)	
Accounts payable and accrued expenses	(1,537,601)	
Deferred expense sharing	(140,187)	1,416,945
Net cash provided by operating activities		1,940,914
Cash flows from financing activities - Members' withdrawals		(2,609,316)
NET DECREASE IN CASH		(668,402)
Cash - January 1, 2012		748,222
Cash - December 31, 2012		$ 79,820

The notes to the financial statements are made a part hereof.

ORGANIZATION AND NATURE OF BUSINESS:

Access Securities, LLC (the "Company") is a registered broker-dealer, primarily acting as a broker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is registered with the National Futures Association ("NFA").

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Securities transactions and the related revenue are recorded on a trade date basis, which is the day the transaction is executed.

CASH AND CASH EQUIVALENTS – Cash equivalents consists of highly liquid investments with maturities of three months or less.

LEASEHOLD IMPROVEMENTS AND AMORTIZATION – Leasehold improvements are amortized over the lesser of the estimated useful lives of the leased property or the lease term.

INVESTMENTS IN SECURITIES – The Company values investments in equity securities, securities sold short and option securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last day of the period.

Investments in securities and investments in securities sold short are recorded on trade date and are valued at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in net trading gain on the statement of income.

(Continued)

ACCESS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

INCOME TAXES – The Company is not subject to income taxes. Taxes, if any, are the responsibility of each individual member. Each member is required to report separately on their income tax return their distributive share of taxable income or loss of the Company.

INVESTMENTS MEASURED AT FAIR VALUE ON A RECURRING BASIS:

The Company used FASB ASC 820, Fair Value Measurements and Disclosures, for fair value measurements and disclosures. FASB ASC 820 defines fair value and establishes a framework for measuring fair value. It also expands the disclosure about the use of fair value to measure assets and liabilities.

The Company has categorized its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following are the Company's major categories of assets measured at fair value on a recurring basis at December 31, 2012, categorized by the above FASB ASC 820 fair value hierarchy:

	Fair Value at December 31, 2012		
	Level 1	**Level 2**	**Total**
Investments:			
Common stocks	$ 374,332	$ 102,633	$ 476,965
Options	8,656		8,656
	$ 382,988	$ 102,633	$ 485,621
Investments in Securities Sold Short -			
Common stocks	$ 2,556		$ 2,556

(Continued)

MARKET AND COUNTERPARTY RISK:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2012 at fair value, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2012. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

LEASE:

The Company operates at office facilities under leases expiring March 31, 2013. The leases are subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. Rent expense for the year ended December 31, 2012 amounted to $429,788.

The future annual lease payments for the year ended December 31, 2013 are $97,294.

CONCENTRATIONS OF CREDIT RISKS:

At December 31, 2012, the investments in securities, receivables from brokers and clearing organizations, and investments in securities sold short reflected in the statement of financial condition are primarily held with two domestic brokers. The clearing and depository operations for the Company's security transactions are provided by such brokers.

During the course of the year ended December 31, 2012, the bank balances on occasion were in excess of the FDIC insurance limit.

(Continued)

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and the Commodity Futures Trading Commission Uniform Net Capital Rule (Regulation 1.17), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $1,053,169 which was $880,669 in excess of its required net capital of $172,500. The Company's net capital ratio was 0.94 to 1.

SUBSEQUENT EVENTS:

The Company has evaluated events occurring from December 31, 2012 to February 28, 2013, which is the date on which the financial statements were available to be issued for events requiring disclosure in these financial statements.

ACCESS SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
AS OF DECEMBER 31, 2012

Total members' equity	$ 1,561,212
Deductions for non-allowable assets	(412,960)
Tentative net capital	1,148,252
Haircuts	
Options	(4,328)
Other Securities	(85,796)
Undue Concentration	(4,959)
NET CAPITAL	1,053,169
Minimum net capital requirement	(172,500)
EXCESS NET CAPITAL	$ 880,669
Ratio of aggregate indebtedness to net capital	0.94

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

See the accompanying Independent Auditor's report

ACCESS SECURITIES, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2012

The Company claims a (k) (2) (ii) exemption of Rule 15c3-3 as an introducing broker and is not permitted to hold customer securities nor is it required to compute reserve requirements. The Company is in compliance with the conditions of its exemption.

ACCESS SECURITIES, LLC
SCHEDULE III
COMPUTATION OF NET CAPITAL PURSUANT TO REGULATION 1.17
OF THE COMMODITIES FUTUTES TRADING COMMISSION
AS OF DECEMBER 31, 2012

Total members' equity	$ 1,561,212
Deductions for non-allowable assets	(412,960)
Tentative net capital	1,148,252
Haircuts	
Options	(4,328)
Other Securities	(85,796)
Undue Concentration	(4,959)
NET CAPITAL	1,053,169
Minimum net capital requirement	(172,500)
EXCESS NET CAPITAL	$ 880,669
Ratio of aggregate indebtedness to net capital	0.94

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited CFTC Form 1-FR-IB report.


Farkouh
Furman&Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members of
Access Securities, LLC:

In planning and performing our audit of the financial statements and supplementary information of Access Securities, LLC (the "Company") for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

460 Park Avenue New York, New York 10022

T 212.245.5900 F 212.586.3240 www.fffcpas.com

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fulvio Friedman & Fain LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2013

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors